(j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, each dated June 11, 2024, and each included in this Post-Effective Amendment No. 131 on the Registration Statement (Form N-1A, File No. 333-59745) of Voya Funds Trust (the "Registration Statement").

We also consent to the incorporation by reference of our report dated May 30, 2024, with respect to Voya Government Money Market Fund (the "Fund") (one of the funds constituting Voya Funds Trust) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended March 31, 2024, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Boston, Massachusetts

June 10, 2024